U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(CHECK ONE):   [ ] Form 10-KSB   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-QSB
               [ ] Form N-SAR

                    For Period Ended: June 30, 2001

                    [   ]   Transition Report on Form 10-KSB [ ]
                    [   ]   Transition Report on Form 20-F   [ ]
                    [   ]   Transition Report on Form 11-K   [ ]
                    [   ]   Transition Report on Form 10-QSB [ ]
                    [   ]   Transition Report on Form N-SAR

                    For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - Registrant Information

         Full Name of Registrant:  OnCourse Technologies, Inc.

         Former Name if Applicable  NA

         Address of Principal Executive Office:  3106 South 166th Street

         City, State and Zip Code:  New Berlin, WI  53151

PART II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) the reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   X   (b)  the subject annual report,  semi-annual report,  transition report on Form 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) the accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - Narrative

The Registrant cannot timely file its Form 10-QSB for the quarter ending on June 30, 2001 because it is evaluating the accounting and tax treatment of equity instruments that were issued in the second quarter.

PART IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

        William C. Brown                     262                860-0560
     -----------------------------       -----------       --------------------
            (Name)                       (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
     If answer is no, identify report(s).                     [X] Yes     [_] No

     ---------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                 [_] Yes     [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           OnCourse Technologies, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   August 15, 2001             By  /s/ William C. Brown
--------------------------------     -------------------------------------------
                                     William C. Brown, CFO